Cytosorbents Corporation

7 Deer Park Drive, Suite K

Monmouth Junction, New Jersey 08852

February 10, 2014

VIA EDGAR

Russell Mancuso, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Cytosorbents Corporation

Amendment No. 2 to Registration Statement on Form S-1

Filed January 28, 2014

File No. 333-193053

Dear Mr. Mancuso:

We are in receipt of your comment letter dated February 7, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Registration Statement Fee Table

1.	Please address the first sentence of prior comment 1. As indicated in the Note to the Registration Fee table of Form S-1: if the filing fee is calculated pursuant to Rule 457(o), the aggregate offering price for each class of securities registered for sale and the amount of registration fee for that class must appear in the fee table. Currently, you have included a total amount to be registered and a total registration fee, but have not provided that information for each class of securities in the fee table.

RESPONSE:	We have revised the Registration Statement Fee Table to list the aggregate offering price for each class of securities registered for sale and the amount of registration fee for that class. We have now included the total amount to be registered and a total registration fee for each class of securities in the fee table.

Prospectus Cover Page

2.	Please update the disclosure in the second paragraph of your prospectus cover page regarding the price of your common stock.

RESPONSE:	On the Prospectus Cover Page, we have updated the disclosure to include the last recorded sale price of $0.2460 on February 7, 2014.

3.

We note your response to prior comment 2; however, it is unclear where and how the prospectus cover will disclose the net proceeds you will receive, the total dollar amount of the offering and the total net proceeds as required by Regulation S-K Item 501(b). Please revise.

RESPONSE: On the Prospectus Cover Page, we have included a table to disclose the net proceeds we will receive, the total dollar amount of the offering and the total net proceeds.

Prospectus
4.	Refer to prior comment 6. Please complete the remaining blanks on pages 6 and 68, and provide the information required by Regulation S-K Item 303 for the required full fiscal years. Please also disclose how you will determine the date to disclose in the blank on the prospectus cover page regarding when the offering of the units will terminate; in this regard, please note Rule 415(a)(1)(ix).

RESPONSE: We have completed the blanks on pages 6 and 68 to include the offering of 34,000,000 units with each unit consisting of 1 share of common stock and .5 warrants. We have also provided the results of operations for the full fiscal year in the MD&A section of the Prospectus as required by Regulation S-K Item 303. Lastly, we disclose that the offering of the units will terminate before March 6, 2014 (which is 15 business days following our expected effectiveness date).

5.	Please address prior comment 7 as it applies to your January 15, 2014 press release.

RESPONSE: In the Prospectus, we address the January 15, 2014 press release by summarizing the disclosure of the letter to shareholders as well as attaching the actual Letter to Shareholders as an exhibit to the registration statement.

Use of proceeds, pages 6 and 17

6.

Please address that part of prior comment 8 that asked you to show your intended use of proceeds over a reasonable range of potential amounts that you could receive from the best efforts offering. If you do not sell all offered shares, it is unclear how you will use the proceeds. Also, from your response to prior comment 8; it is unclear how you addressed instructions 1 and 3 of Regulation S-K Item 504; please advise.

RESPONSE: On pages 6 and 17, we have revised our disclosure to show a reasonable range of potential amounts that we could receive from the best efforts basis. The amounts range from 20% below the expected offering of $8,500,000 to 20% above the $8,500,000 expected offering amount. We also clearly indicate, in tabular form, how we intend to use the proceeds based on the final amount of proceeds received.

Risk Factors, page 7

7.

Please expand your disclosure added in response to prior comment 10 to address clearly the conclusions regarding your internal control over financial reporting in your recent reports.

RESPONSE: On page 17, we have expanded our disclosure in the risk factor to clearly address our conclusions regarding our internal control over financial reporting being ineffective. Specifically, we clarify that:

We have concluded that our disclosure controls and procedures are not effective. If this leads to us failing to meet our future reporting obligations on a timely basis or if our consolidated financial statements contain material misstatements it could negatively impact our business by requiring that we employ additional capital to restate our financial statements or cure any defects in our reporting which would result in us having less capital to use to develop our business. An untimely filing or material misstatement could also lead to a lack of confidence by our shareholders, potential investors and shareholders and could lead to our stock price significantly decreasing in value.

Unit Warrants, page 66

8.	Please tell us the steps you took to ensure that your prospectus complies with Regulation S-K Item 202(c). We note for example that the document you filed as exhibit 4.3 includes beneficial ownership limitations that you have not disclosed in the prospectus.

RESPONSE: On page 66, we have ensured that we included all the disclosure required by Regulation S-K Item 202(c). We have included disclosure about the beneficial ownership limitations and the applicable adjustment sections of the warrant.

Plan of Distribution, page 68

9.	From the last sentence of your response to prior comment 5, it appears that there may be a disparity between the offering price and the market price of your common equity. Therefore, please provide the disclosure required by Regulation S-K Item 505.

RESPONSE: On page 68, we have revised our plan of distribution to state that the per share offering price may be a discount to the current market price but will be determined by a negotiation between the Company, Brean and its investors. We have provided the additional disclosure describing the factors considered in determining such offering price as required by Regulation S-K Item 505.

Undertakings, page 88

10.

We note your revision in response to prior comment 12. Please include the undertaking in the form required by Regulation S-K Item 512(a)(2) . Please also include the first clause of Item 512(a)(5).

RESPONSE: On page 88, we have revised the form of undertaking required by Regulation S-K Item 512(a)(2) to be in the correct form. On page 88, we have included the first clause of Item 512(a)(5).

Exhibits

11.

We may have additional comments after you file the opinion mentioned in your response to prior comment 13.

RESPONSE: Our exhibit 5.1 legal opinion is attached to this Amendment Number 2 to the Registration Statement.

12.

Your revisions in response to prior comment 15 that deleted references to amendments to your charter do not address the concern in that comment. As required by Regulation S-K Item 601(b)(3), please file a complete copy of your Articles of Incorporation and bylaws as amended to date. You should not require investors to locate documents from multiple filings to assemble your Articles of Incorporation or bylaws.

RESPONSE: We have included our Articles of Incorporation and all amendments to the charter to this amendment to the registration statement. We have not incorporated any of them by reference and have filed each of them as an exhibit to this registration statement.

Exhibit 4.3

13.

If the document filed as exhibit 4.3 is the warrant that you intend to sell in this registered offering, please tell us why it includes language regarding an unregistered offering. We note for example, and not as a complete list of such language, the legend at the top of the exhibit and the accredited investor representation in the Notice of Exercise.

RESPONSE: As Exhibit 4.2, we have filed the warrant that is intended to be sold in this registered offered. The warrant does not include any language regarding an unregistered offering.

14.

Please reconcile your prospectus disclosure regarding cashless exercise with the provisions of this exhibit.

RESPONSE: We have reconciled our prospectus disclosure to be consistent with the proposed form of warrant filed as Exhibit 4.2.

Exhibit 10.6

15.

The document that you have filed appears to be related to an unregistered offering where funds are placed in escrow, rather than the offering you describe in your prospectus. Please file the purchase agreement related to the offering that you describe in the prospectus. In this regard, if the purchase agreement you file in response to this comment includes provisions requiring investors to make acknowledgements, representations or warranties, please provide us your analysis of how each such provision is consistent with the Securities Act, including Section 14 of the Securities Act .

RESPONSE: Exhibit 10.5 now accurately reflects the Securities Purchase Agreement to be used in this registered offering. It does not refer to an escrow agent nor does it discuss or relate to an unregistered offering.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CytoSorbents Corporation

By:	/s/ Phillip Chan
Name: Phillip Chan
Title: President